UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34784

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By:	/s/ Catherine Qin Zhang
Name:	Catherine Qin Zhang
Title:	Chief Financial Officer

Date: August 18, 2011

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Holdings Limited Announces Second Quarter 2011 Results

Company raises full year 2011 net revenue guidance

to approximately $122 million to $125 million

BEIJING, August 17, 2011 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•	Net revenues in the second quarter of 2011 were $32.9 million, an increase of 48.8% year-over-year.

•	Gross profit in the second quarter of 2011 was $23.6 million, an increase of 61.2% year-over-year.

•	Operating income in the second quarter of 2011 was $10.5 million, an increase of 44.7% year-over-year.

•	Net income attributable to AutoNavi shareholders was $9.6 million in the second quarter of 2011, an increase of 53.8% year-over-year.

First Six Months of 2011 Highlights

•	Net revenues in the first six months of 2011 were $58.4 million, an increase of 50.7% year-over-year.

•	Gross profit in the first six months of 2011 was $41.6 million, an increase of 62.6% year-over-year.

•	Operating income in the first six months of 2011 was $19.0 million, an increase of 112.2% year-over-year.

•	Net income attributable to AutoNavi shareholders was $20.2 million in the first six months of 2011, an increase of 183.5% year-over-year.

AutoNavi’s chief executive officer, Mr. Congwu Cheng, commented, “We saw growth across all of our three core businesses – automotive navigation, mobile and Internet location-based solutions as well as public sector and enterprise applications, in the second quarter. We expect this positive momentum to continue into the second half of the year, giving us confidence to raise our full year 2011 net revenue guidance to approximately $122 million to $125 million. Our solid foundation in each of our core businesses continues to fuel growth and expansion, and also provides a platform from which we can explore new strategic initiatives to foster additional future growth.”

Mr. Cheng continued, “We are seeing tremendous opportunities today for AutoNavi in the mobile Internet space. While we are still in the early stages of our strategic initiatives, we believe that location-based services will drive the mobile Internet industry to new dimensions. By leveraging our core mapping competencies, AutoNavi is well positioned to build an ecosystem with our end-users and business partners on our location-based media and e-commerce platform. This platform will allow our business partners to target customers more efficiently using location-relevant information and services, leading to valuable sales transactions. As we continue to enhance our digital map database by integrating new online and offline information and further diversify our offerings and technologies, we envision AutoNavi enabled maps becoming more and more popular for everyday life, while creating commercial opportunities for businesses.”

Revenues

Total net revenues in the second quarter of 2011 were $32.9 million, an increase of 48.8% year-over-year from $22.1 million in the second quarter of 2010, and an increase of 29.6% from $25.4 million in the first quarter of 2011.

Automotive Navigation

Net revenues from the automotive navigation business in the second quarter of 2011 were $22.9 million, an increase of 37.3% year-over-year and an increase of 19.5% sequentially. Such increases were largely due to increases in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China equipped with these systems.

Mobile and Internet Location-based Solutions

Net revenues from the mobile and Internet location-based solutions business in the second quarter of 2011 were $5.4 million, an increase of 112.6% year-over-year and 45.3% sequentially. The increases were primarily due to the growth in revenues derived from the pre-installation of the Company’s navigation solutions on mobile phones.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the second quarter of 2011 were $4.2 million, an increase of 106.5% year-over-year and 74.8% sequentially. The increases were primarily due to progress made on government projects during the quarter.

Cost of Revenues

Cost of revenues in the second quarter of 2011 was $9.3 million, representing an increase of 24.5% year-over-year and 25.2% sequentially. The increases were attributable to a rise in direct production costs largely related to the Company’s government projects, and an increase in salary and benefit expenses as a result of the expansion of the Company’s data collection and processing work force as the Company continued to enhance the quality, coverage and depth of its digital map database. The increases were also due to the amortization of definite intangible assets acquired from PDAger which are relevant to revenue generated.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2011 was $23.6 million, an increase of 61.2% year-over-year from $14.7 million in the second quarter of 2010, and an increase of 31.4% quarter-over-quarter from $18.0 million in the first quarter of 2011. Gross margin, or gross profit as a percentage of net revenues, was 71.7% in the second quarter of 2011, compared to 66.2% in the year-ago period and 70.8% in the first quarter of 2011.

Operating Expenses

Total operating expenses in the second quarter of 2011 were $13.2 million, an increase of 77.2% year-over-year and 39.2% sequentially. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $12.3 million, an increase of 88.5% year-over-year and 33.9% sequentially.

Research and development expenses increased 108.3% year-over-year and 50.8% sequentially to $5.9 million. The increases were primarily due to higher salary and benefit expenses, a result of an increase in the number of R&D staff, and increased direct development expenses and professional service expenses incurred to maintain the Company’s new technology platform. The sequential increase was also attributable to higher share-based compensation expenses in the second quarter of 2011. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased 134.2% year-over-year and 43.7% sequentially to $5.4 million.

Selling and marketing expenses increased 59.4% year-over-year and 28.9% sequentially to $3.4 million. The increases were primarily due to higher salary and benefit expenses, a result of increased sales headcount in the second quarter of 2011, increased marketing expenses associated with branding activities and increased business travel expenses. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 70.6% year-over-year and 22.8% sequentially to $3.2 million.

General and administrative expenses increased 57.5% year-over-year and 33.3% sequentially to $3.9 million. The increases were primarily due to higher salary and benefit expenses, a result of an increase in the number of general and administrative personnel in the second quarter of 2011. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 57.9% year-over-year and increased 31.0% sequentially to $3.7 million.

Operating Income and Operating Margin

Operating income in the second quarter of 2011 was $10.5 million, an increase of 44.7% year-over-year from $7.2 million in the second quarter of 2010, and an increase of 22.7% quarter-over-quarter from $8.5 million in the first quarter of 2011. Operating margin, or operating income as a percentage of net revenues, was 31.7% in the second quarter of 2011, compared to 32.6% in the year-ago period and 33.5% in the first quarter of 2011.

Non-GAAP operating income, which excludes share-based compensation expenses, was $11.4 million in the second quarter of 2011, an increase of 37.9% year-over-year and an increase of 28.9% sequentially. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 34.7% in the second quarter of 2011, compared to 37.5% in the year-ago period and 34.9% in the first quarter of 2011.

Change in Fair Value of Forward Contract

In the third quarter of 2010, the Company engaged a bank to convert a certain amount of U.S. dollars into Japanese Yen and made a one-year fixed interest rate Japanese Yen deposit with the bank. The Company also entered into a forward contract with the bank to convert the Japanese Yen deposit back into U.S. dollars upon the expiration of the one-year term at a pre-determined exchange rate. The forward contract was accounted for under derivative accounting. The Company carries the forward contract at fair value on its balance sheet, and the change in fair value of the forward contract at each period end is recorded in the statement of operations. In the second quarter of 2011, the Company recorded a loss of $1.3 million in the change in fair value of the forward contract. Additionally, the company recorded a foreign exchange gain of $1.1 million and interest income of $0.5 million related to the arrangement.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders was $9.6 million in the second quarter of 2011, an increase of 53.8% year-over-year from $6.2 million in the second quarter of 2010, and a decrease of 9.8% quarter-over-quarter from $10.6 million in the first quarter of 2011. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the second quarter of 2011 was $0.19. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $10.6 million in the second quarter of 2011, an increase of 44.8% year-over-year and an increase of 5.8% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the second quarter of 2011 was $0.21.

Cash Flow

Net cash provided by operating activities was $5.6 million in the second quarter of 2011. As of June 30, 2011, the Company had $167.5 million in cash and term deposits.

Recent Business Updates

Relocation of Corporate Headquarters

Due to AutoNavi’s business expansion, the Company has moved its corporate office in Beijing to a new location. AutoNavi’s corporate headquarters are now located at 16F, Section A, Focus Square, No. 6 Futong East Avenue, Wangjing, Chaoyang District, Beijing. The Company’s previous headquarters will now be used as AutoNavi’s R&D center.

Enhanced Location-based Business Intelligence Services

On August 3, 2011, AutoNavi began providing commercial enterprise customers with newly enhanced location-based business intelligence (LBI) services, which offer a series of integrated tools that allow for improved selection assistance for evaluating new store locations, asset tracking, investigating potential locations for sales promotion, identifying new market opportunities and analyzing consumer behavior as well as a variety of other location-relevant services for commercial enterprises. These tools include solutions that assist in corporate image display, new store expansion, operations management and sales promotion, among others. The services integrate AutoNavi’s core mapping competencies and location-based service expertise with software provided by Kokusai Kogyo Co., Ltd (“KKC”), a leading Japanese engineering and spatial information consultancy.

Business Outlook

The Company raised its full year 2011 net revenue guidance to approximately $122 million to $125 million, representing an increase of approximately 42% to 46% over fiscal year 2010 net revenues.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. U.S. eastern daylight time on August 17, 2011 (8:00 p.m. Beijing/Hong Kong time on August 17, 2011).

U.S. Toll Free:	+1-866-700-7477
U.S./International:	+1-617-213-8840
Hong Kong:	+ 852-3002-1672
United Kingdom:	+ 44-207-365-8426
Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until August 24, 2011:

U.S. Toll Free:	+1-888-286-8010
U.S./International:	+1-617-801-6888
Passcode:	59317625

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.1 million kilometers of roadway and over 17 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, public sector and enterprise applications, mobile location-based solutions and Internet location-based solutions. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP operating margin, (7) non-GAAP net income attributable to AutoNavi shareholders, and (8) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, each of which excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Balance Sheet

(In thousands of U.S. dollars)

	December 31, 2010	June 30, 2011

Assets
Current assets
Cash	103,105	123,894
Restricted cash	485	—
Term deposit	62,716	43,603

Accounts receivable, net of allowance for doubtful accounts of $419 and $730 as of December 31, 2010 and June 30, 2011, respectively	23,752	35,029
Loans to related parties	1,212	623
Prepaid expense and other current assets	5,415	11,608
Deferred tax assets-current	378	954

Total current assets	197,063	215,711

Properties and equipment, net	41,571	46,390
Equity method investments	5,102	4,562
Acquired intangible assets, net	996	7,828
Goodwill	3,242	8,518
Deferred tax assets-non-current	292	151
Other long term assets	357	315

TOTAL ASSETS	248,623	283,475

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,523 and $2,256 as of December 31, 2010 and June 30, 2011, respectively)	1,523	2,259
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $3,730 and $4,968 as of December 31, 2010 and June 30, 2011, respectively)	5,895	6,752
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $13,907 and $19,606 as of December 31, 2010 and June 30, 2011, respectively)	14,690	20,951
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $5,168 and $5,183 as of December 31, 2010 and June 30, 2011, respectively)	5,215	5,114
Forward contract (including forward contract of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of December 31, 2010 and June 30, 2011, respectively)	2,465	2,753

Total current liabilities	29,788	37,829

Non-current liabilities

Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $473 and $1,282 as of December 31, 2010 and June 30, 2011, respectively)	473	1,534

Total liabilities	30,261	39,363

Equity
Ordinary shares	19	19
Additional paid-in capital	169,132	171,117
Statutory reserve	6,322	6,322
Retained earnings	28,023	48,219
Accumulated other comprehensive income	11,449	14,196

Total AutoNavi Holdings Limited shareholders’ equity	214,945	239,873

Non-controlling interest	3,417	4,239

Total equity	218,362	244,112

TOTAL LIABILITIES AND EQUITY	248,623	283,475

AUTONAVI HOLDINGS LIMITED

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars, except per share data)

	For the three months ended			For the six months ended
	June 30, 2011	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2010

Revenue	33,628	22,647	25,965	59,593	39,648
Business tax	(681)	(507)	(539)	(1,220)	(909)

Net revenues	32,947	22,140	25,426	58,373	38,739
Cost of revenues	(9,309)	(7,475)	(7,433)	(16,742)	(13,143)

Gross profit	23,638	14,665	17,993	41,631	25,596

Operating expenses
Research and development	(5,854)	(2,811)	(3,882)	(9,736)	(5,282)
Selling and marketing	(3,405)	(2,136)	(2,642)	(6,047)	(4,412)
General and administrative	(3,930)	(2,496)	(2,948)	(6,878)	(7,018)

Total Operating expenses	(13,189)	(7,443)	(9,472)	(22,661)	(16,712)
Government subsidies	11	5	—	11	62

Operating income	10,460	7,227	8,521	18,981	8,946

Gain on re-measurement of fair value of the equity method investment	—	—	995	995	—
Interest income	1,466	126	1,149	2,615	198
Change of fair value of forward contract	(1,298)	—	1,010	(288)	—
Foreign exchange gains/(loss)	1,103	—	(551)	552	—
Other Income	47	—	47	94	—

Income before income taxes and share of net income of equity accounted investment	11,778	7,353	11,171	22,949	9,144
Income tax expense	(1,698)	(1,008)	(363)	(2,061)	(1,645)
Share of net income of equity method investment	40	88	12	52	101

Net income	10,120	6,433	10,820	20,940	7,600
Less: Net income attributable to noncontrolling interest	543	207	201	744	477
Net income attributable to AutoNavi Holdings Limited shareholders	9,577	6,226	10,619	20,196	7,123

Net income per share
Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.05	0.04	0.06	0.11	0.05
Diluted	0.05	0.04	0.05	0.10	0.04

Weighted average number of shares used in calculating net income per ordinary share
Basic	189,886,340	112,298,000	188,974,897	189,433,136	110,306,072
Diluted	201,317,855	162,757,988	201,199,136	201,256,323	161,622,602

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures

(In thousands of U.S. dollars, except percentage and per ADS data)

	For the three months ended
	June 30, 2011	June 30, 2010	March 31, 2011

Total operating expenses	13,189	7,443	9,472
Share-based compensation	(928)	(940)	(317)
Non-GAAP total operating expenses	12,261	6,503	9,155

R&D expenses	5,854	2,811	3,882
Share-based compensation	(460)	(508)	(129)
Non-GAAP R&D expenses	5,394	2,303	3,753

Selling and marketing expenses	3,405	2,136	2,642
Share-based compensation	(255)	(290)	(78)
Non-GAAP selling and marketing expenses	3,150	1,846	2,564

General and administrative expenses	3,930	2,496	2,948
Share-based compensation	(213)	(142)	(110)
Non-GAAP general and administrative expenses	3,717	2,354	2,838

Operating income	10,460	7,227	8,521
Share-based compensation	981	1,066	352
Non-GAAP operating income	11,441	8,293	8,873

Operating margin	31.7%	32.6%	33.5%
Share-based compensation	3.0%	4.9%	1.4%
Non-GAAP operating margin	34.7%	37.5%	34.9%

Net income attributable to AutoNavi Holdings Limited shareholders	9,577	6,226	10,619

Gain on re-measurement of the fair value of equity method investment	—	—	(995)
Share-based compensation	981	1,066	352
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	10,558	7,292	9,976

	For the three months ended June 30, 2011
	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.19	0.02	0.21

(a)	Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders for the respective periods (after adjusting for the ADS to ordinary share ratio).